SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 13, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated January 13, 2010 regarding “Nationwide 4G/LTE rollout for TeliaSonera in Norway and Sweden.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: January 13, 2010

PRESS RELEASE January 13, 2010

NATIONWIDE 4G/LTE ROLLOUT FOR

TELIASONERA IN NORWAY AND SWEDEN

•	Sole supplier of a common core network in the Nordic and Baltic countries

•	Supplier of 4G/LTE radio base stations

•	4G speeds and capacity secure real-time web, online gaming and video conferencing

During 2010, TeliaSonera expects to offer its customers 4G coverage in the 25 largest municipalities in Sweden alongside the four largest municipalities in Norway, including Oslo. Ericsson (NASDAQ:ERIC) has been selected as the sole supplier of the common core network as well as providing LTE radio access.

The Nordic region has had a tradition of being at the forefront of telecommunications development. With TeliaSonera’s 4G/LTE, this region is again in the lead. TeliaSonera now offers the consumers a next generation broadband network with wireless access to interactive and capacity-demanding services such as real-time web, online gaming, social media collaboration and video conferencing.

Lars Klasson, Senior Vice President and Chief Technology Officer, Business Area Mobility Services at TeliaSonera, says: “We have chosen Ericsson to deliver TeliaSonera’s 4G core network and further radio network rollout in Sweden and Norway based on their high quality technology and competitive offer. Our customers are the first in the world to use commercial

4G services. The use of mobile broadband in the Nordic is exploding and we offer 4G to meet the demand for high speed and capacity”

Mikael Bäckström, President Ericsson Nordic and Baltics, says: “As we move into next generation mobile networks with increased data traffic, securing network quality will be vital. We have delivered our latest solutions and gained TeliaSonera’s confidence in our ability to provide leading technology and services. We will work just as hard to secure a smooth rollout and support TeliaSonera in introducing new consumer services.”

Supplied by Ericsson, TeliaSonera recently launched the world’s first and largest LTE service in Stockholm. Ericsson has signed commercial LTE contracts with four major operators to date, including Verizon Wireless and MetroPCS in the US, NTT DoCoMo in Japan and TeliaSonera in Sweden.

PRESS RELEASE January 13, 2010

LTE, the next generation of mobile communication technology, enables the fast transfer of huge amounts of data in an efficient and cost-effective way, optimizing the use of the frequency spectrum. With increased speed and decreased latency, consumers can enjoy whatever service is available online (real-time web, online gaming, social media collaboration and video conferencing) effortlessly and while on the move. LTE will meet the demands of new and enhanced internet applications of the future.

Ericsson continues to pioneer wireless technology and is leading the development of LTE. Together with NTT DoCoMo, Ericsson initiated LTE standardization at the international standardization body 3GPP in 2004, and has made the largest amount of approved contributions to the group. Ericsson also expects to hold 25 percent of all essential patents for LTE, making it the largest patent holder in the industry.

NOTES TO EDITORS:

Broadcast room

www.ericsson.com/ericsson/press/broadcastroom/index.shtml

Ericsson LTE Achievement List

www.ericsson.com/ericsson/press/facts_figures/lte_achievement.shtml

World’s first commercial 4G/LTE site unveiled in Sweden by Ericsson and TeliaSonera

www.ericsson.com/thecompany/press/releases/2009/05/1317187

Contract announcement: Ericsson to build commercial 4G network for Telia Sonera

www.ericsson.com/thecompany/press/releases/2009/01/1282289

YouTube: LTE site launched in Stockholm

www.youtube.com/watch?v=Q6eSZvLT3nM&feature=related

LTE White paper

www.ericsson.com/technology/whitepapers/index.shtml

Ericsson and Samsung cooperate for world’s first LTE interoperability

www.ericsson.com/thecompany/press/releases/2009/10/1349710

Photo of products: RBS6000 and Evolved Packet Core

www.ericsson.com/ericsson/press/photos/network_products.shtml

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The

PRESS RELEASE January 13, 2010

company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature- rich personal mobile devices.

Ericsson is advancing its vision of “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

www.facebook.com/technologyforgood

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com